Exhibit 21.1

SUBSIDIARIES OF PAYCOM SOFTWARE, INC.(1)

Name of Subsidiary	Jurisdiction of Incorporation
WCAS Paycom Holdings, Inc.	Delaware
WCAS CP IV Blocker, Inc.	Delaware
Paycom Payroll Holdings, LLC	Delaware
Paycom Payroll, LLC	Delaware
Paycom National Trust Bank, N.A.	Delaware
Paycom Client Trust	Delaware
Paycom Canada, Inc.	Canada
PC HCM PAY MEXICO, S. DE R.L. DE C.V.	Mexico
Paycom Global Limited	United Kingdom
Paycom Europe Limited	Ireland

(1)
In accordance with Regulation S-K, Item 601(b)(21)(ii), the names of certain subsidiaries have been omitted from the foregoing lists. The unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as defined in Regulation S-X, Rule 1-02(w).